Filed by: Westar Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Date: July 26, 2017

E-mail from Mark Ruelle to Westar employees on July 26, 2017

Colleagues,

Thank you for your patience amidst the unexpectedly long and unusual path we’ve been on. No one could have predicted these circumstances; certainly, not the board or me, but we’ve prepared for them nonetheless. So, Westar now finds itself in a good place.

Most importantly, throughout the uncertainty, you’ve taken great care of our customers, each other and the equipment and systems needed to keep our company successful.

Progress during uncertainty

Even among the twists and turns, here are just a few things we’ve accomplished in the middle of all the merger uncertainty:

•	We’ve built, tested and installed a backbone enterprise asset management system for field work management, integrated with GIS on a mobile platform. This was a huge undertaking and will be a game changer in our day-to-day operations.

•	We created new customer programs and systems, like a new integrated voice response system—implemented with excellence—helping us improve our JD Power Survey customer satisfaction scores, in terms of how customers think about their electric company.

•	We’ve taken on an additional 380 megawatts of inexpensive renewable energy, such that we now have renewable resources capable of meeting a third of our annual retail sales. Westar has quietly become a clean energy leader, with about half the energy we sell our customers now produced with no emissions; that is, renewables plus Wolf Creek. At the same time, our fossil power plants have adapted to put those plants to work in new and different ways current power markets value, as we now must operate and cycle their production around the variability of the wind.

•	Speaking of Wolf Creek, a few years back, the plant started to lose traction on the path to excellence. I’m happy to report that Wolf Creek is back among the ranks of well-operating plants and remains in the most favorable category of NRC regulatory oversight, even as we still have room to improve.

•	In just the past two years, our substation and transmission colleagues have built or rebuilt key substations and hundreds of miles of new high-voltage lines; improving reliability, improving access to renewables and making our company more valuable. Overwhelmingly, these projects have come in under budget and ahead of schedule, with great quality and safety.

•	We’re using new technologies in new ways. We now have a top-tier unmanned aerial vehicle program to take advantage of the expanding uses for that technology. Our fossil generation team has implemented a “big data” pilot that uses sophisticated algorithms to scan for future problems, long before these early signals can become expensive unplanned outages. The first such project paid for the pilot. Our Power Delivery group has been piloting augmented reality tools to improve our training and maintenance on specialized critical equipment. Our distribution operations group executed a comprehensive pilot for grid resilience, that met every one of its objectives, including the high standards of the Kansas Corporation Commission Staff. And though we didn’t take top honors, we again were a finalist for the prestigious EEI Edison award for our rapid recovery mobile transformer.

Obviously, you haven’t let the merger get in the way of making our business better.

The “why” behind our merger plans

Sometimes people think because our industry has been around for more than a century, nothing much changes. Quite the opposite. As the list of accomplishments and innovations above demonstrates, we’ve been around for more than a century precisely because you’ve adapted to change. I am most appreciative—even a bit astonished—that you’ve done all these things in the middle of such organizational distraction. Thank you.

That change is also what’s driving the “why” behind our merger.

Let me share with you a couple of images.

This first chart is a trend in our operations and maintenance expenses. Mostly, what’s behind these numbers are you and me. That’s a good thing. It shows our people are highly skilled, well trained and valuable in the marketplace. But, it also means that value comes with great expense.

The second graph charts our retail sales the past 12 years. No growth! You may have heard me say how odd this seems, in that our customers are more dependent than ever on electricity. They demand that it be more reliable than any time in history. And yet, they use less of it. During this same period, we’ve added tens of thousands more customers, yet overall sales remain flat.

The third chart shows the effects of the prior two trends on our prices, in relation to sales. When the cost of delivering what our customers demand goes up, but sales are flat, that means only one thing: higher prices. This picture shows that as we have delivered that more valuable and reliable service, the price we charge for it has gone up—more than 70%! Other things have gone up in price, too, but this is about twice the rate of inflation.

One doesn’t have to think very long about why that can’t continue forever. Eventually, something has to give; maybe not today, or tomorrow, but eventually—if we don’t do something about it first. Rather than wait for someone else to tell us how to run our business, we’re taking a different path.

Combining our company with Great Plains Energy gives us the opportunity to get more efficient. That means cost savings for customers. It means we can use those cost savings to cover other costs that keep going up, so that we don’t constantly have to raise our prices as the only means of staying in business, including giving a competitive rate of return to our owners. If price increases are the only way of earning our rate of return, that won’t end well.

Combining with Great Plains Energy creates more savings than any other combination we can envision. Our preferred way of doing that was our original proposed transaction. While it would have meant record-setting value for our company and for our owners, our regulators didn’t like it, and said “no.”

That left us with different options. First, we could go things alone, with $380 million of break-up fees in hand. That wouldn’t have been a bad consolation prize, but neither would it have addressed the fundamental trends we face. We could have looked for another buyer for Westar, but that would have meant starting another year-and-a-half or two-year process, with no assurance of a better deal—or even any deal. To me, the latter course was one of those things we didn’t have to do, and shouldn’t do. Instead, we could take the path we’ve chosen: combine with Great Plains in a stock-for-stock merger of equals, and not by being acquired.

I’ve said that Westar remains a strong company, and we are. I’ve also said that we didn’t “have to” pursue any transaction, and we didn’t. This is a course of action we chose because it has more value than the alternative of standing alone, even with the value of the breakup fee we had negotiated and earned. I shared with the board of directors that it would be easier to say “no” to this deal, take our fee and go it alone. I told them that I suspected many of you might prefer that. But I also shared with them that rarely is the best course of action the easy one, especially over the long run.

By taking this path we secure the same advantages for our customers as in the initial proposal; in fact, even more, because there will be no acquisition debt to service. It won’t mean the same immediate $60, or so, in value for our shareholders as in the first agreement, but we are confident there may be as much value, just not as quickly. There’s certainly more value than if we had simply taken the breakup fee and stayed independent. And, because we have been at this for more than a year already, we are hopeful we can get things wrapped up relatively quickly, in the first half of next year.

This merger isn’t just about defending against negative trends, but building an even better company for the future—for our customers, our organization. The earlier agreement would have created a much larger company with the same benefits this one will have, but with one huge difference. In the earlier transaction, Great Plains was taking on a large amount of new debt. This transaction will occur with no transaction debt. That means that the benefits of combining our companies won’t be offset by the requirement to make large interest and principal payments. Our credit rating will remain as strong as it is today, maybe stronger. We expect our earnings to be even higher. Our dividend will be significantly higher from the start, and we hope will grow even faster. Importantly, this value will be less dependent on asking regulators to raise our prices.

Building the best

This combination is not limited to just making Westar better. I see no reason why we cannot make this combined company the very best electric company in the country. We have the people, systems, assets and, I think, the will to do so. We have the financial profile, credit quality and regulatory rules to do so. It’s up to us. In the coming months, it will be too easy to get defensive with our new colleagues at KCP&L (and them with us) about “Which is better, yours or mine?” We’re all proud of the work we do, but if we get into those petty debates we might miss the real point. The question isn’t “Yours or mine?,” but “Which will help us become the very best electric company?”

In deciding whether to do one thing or the other, it will be important that we don’t get the decisions about the tools in front of what’s best for the future. Our tools are to serve us; not the other way around. It’s easy to fall into the trap of thinking the choice of tools or systems determines the best work. Rather, we need to be clear about our goals, what it will take to achieve them, put the best people on that work, and then let them figure out which tools and systems to use. Some of that will take time to sort out, even as we continue getting the most out of what we each already have.

The first step in doing that is naming our transition team. Bruce Akin, Jerl Banning and I will serve from Westar, while Terry Bassham, Kevin Bryant and Heather Humphrey will serve from Great Plains. Our job will be resolving which items from the initial integration process should be used and which ones should be adjusted. We’ll be working with the new leadership team to determine their next steps and how we proceed with our adjusted plan. Until then, we will keep integration team activity on pause.

As professionals, I doubt there is anything more frustrating than continued organizational uncertainty; about people, process, technology and culture. All of us just want to know what our jobs are, that those around us have trust and confidence in us and our work (and we in them), and what tools and systems we’ll have at our disposal. I apologize that this has lingered for so long, and that some of this uncertainty will last into next year. The importance of what we provide in people’s lives; and the size, scale and complexity with which we do it, means we—and others, like our shareholders and regulators—must be confident in how this unfolds. That’s what takes so long.

Fourteen months ago, when we announced the first agreement, you and your colleagues appropriately had a lot of questions. We didn’t have many answers right away. That took a while. It will take a while this time, too. But it’s understandable why employees may be less patient this time, as we seemingly had so much settled—or so we thought.

I know you have a lot of questions. Click here for our second round of FAQs with a few more answers, with more to come. Please continue to submit your questions to CorpComm@WestarEnergy.com. Again, I thank you for staying focused on safely caring for our customers and each other and keeping our company successful.

Employee FAQ 2 7.26.17

Financials and Terms of Agreement

Q:	What is an MOE (merger of equals)?

A:	It is an agreement where two companies combine, but in which neither company acquires the other. Instead they combine on a relatively equal basis, often by simply exchanging stock, rather than using other financing. Overall, an MOE attempts to be relatively equal, but in any given item, rarely are individual things equal. For example, it’s relatively easy to make the members of the board of directors equal in number, yet still there is only one chair of that board. For many things, there are only one: CEO, COO, CFO, location for the legal HQ, etc. Typically, these things get split and shared in one company’s column or the other with the goal of making the overall negotiated outcome approximately equal.

As we noted in the 7.10.17 FAQs, as we have structured it, our merger of equals has the following characteristics:

•	Neither company pays a premium to the other;

•	Neither company is taking over the other; we are simply combining;

•	There is no new financing raised; no debt involved; as the merger is accomplished by simply exchanging each company’s shares for shares in the new company;

•	Board governance is shared equally;

•	Leadership and executive management is shared with key leaders coming from both companies; and

•	The new company will have a new, shared identity, with the name yet to be determined.

Q:	If Westar shareholders have a majority of the shares in the combined company, does that mean we are taking over Great Plains?

A:	No. The resulting ownership split simply recognizes that one company’s combined share value was a little larger than the other. Overall, we are close to 50/50 ownership split; only by coincidence would it ever be exactly 50/50. That means neither company is acquiring the other. Instead, we are forming a brand-new holding company, with a new, neutral name, and then exchanging shares from our respective companies with it.

Again, as was stated in the 7.10.17 FAQs, the split simply has to do with the relative size differences. While we are about the same size, we are not perfectly symmetrical. Because Westar has a slightly larger value, Westar shareholders will own about 52.5 percent of the new company. In most every other aspect, we have tried to split things down the middle, as best we could, as evidenced by:

•	Equal representation from Westar and Great Plains Energy on the Board of Directors;

•	Mark Ruelle will be the chairman of the board of the new company and Terry Bassham will be the President/CEO;

•	The new combined company will have a new, neutral name;

•	The executive team will be made up of officers from both companies (e.g., Kevin Bryant as COO and Tony Somma as CFO);

•	Kansas City, Missouri, will be the corporate headquarters of the new company, while Topeka, Kansas, and Kansas City, Missouri, will both serve as operating headquarters; and

•	This transaction will use much of the integration work that teams completed during the past year, adjusted for the different timing and more input from the new executive team.

Q:	How did we decide who would be CEO, the members of the executive team and where the corporate HQ would be, etc.?

A:	Those, and many other things, both financial and non-financial, were all part of the overall negotiations. There was plenty of give and take on both sides.

Transition Team and Integration

Q:	Who will be the executives overseeing the transition decisions?

A:	For Westar, it will be Bruce Akin, Jerl Banning and Mark Ruelle. For Great Plains, it will be Heather Humphrey, Kevin Bryant and Terry Bassham.

Q:	What will the transition team oversee?

A:	It must resolve what will and will not change compared to the first agreement and the original integration planning work.

Q:	Why wouldn’t we just stick with all those earlier decisions?

A:	In most cases, we will. But in some cases, the passage of time, change in circumstance and change the transaction warrants that we revisit a select few of these decisions.

Q:	Now that it is a merger of equals, will we start over the integration process?

A:	No. In most cases, we will continue to rely on the results of that earlier work. In some cases, we will make some changes. Those will be made only on a case-by-case basis, depending on the circumstances. For now, additional integration work should be kept on-hold pending further direction from the transition team.

Q:	Should we continue to keep integration work on hold?

A:	Yes. Before resuming integration activities, you should wait for further direction from the new transition team.

Q:	Is it okay for me to have interactions with my KCP&L colleagues?

A:	Yes, but you shouldn’t resume integration activities until we have further direction from the transition team.

Q:	Will we integrate Wolf Creek corporate functions, like accounting and HR, into the utilities?

A:	Yes, where it makes sense, and without disrupting plant operations. This is something Adam Heflin, Wolf Creek CEO, supports and has led. In fact, some of that planning is already under way.

Staffing

Q:	What’s different this time for employee commitments?

A:	Not much, but those differences might be more important to some than others. To address regulators’ concerns we have been even more specific about employee commitments. Of course, we still have labor agreements to honor. Nothing changes in that. Just as we said last time, we will continue having our contact center in Wichita and our operating headquarters in Topeka. Corporate HQ will be in Kansas City. Just as we said last time, we will maximize the benefits of natural retirements and voluntary attrition to capture savings. But what’s different is now we have committed to no layoffs because of the transaction. That doesn’t mean everyone will have his or her same job, but we won’t be laying off anyone in putting these companies together.

The two-year protection on salary and benefits continues, as well. This also means we will not have involuntary transitional employees; that is, employees who desired a regular job but had one only for a predetermined limited time. One final change, which in substance really is no different, but in form is important, we have agreed to maintain at least 500 jobs (for at least five years) in our Topeka downtown general office. While this was already the plan, making this commitment alleviated concerns some still had.

Q:	Earlier we said we were not planning wholesale moves of employee work locations. Is that still the case?

A:	Yes. We plan no changes to the earlier plans. But just as before, this does not mean that no jobs will be relocated, because the business needs dictate where jobs will be located. It will be good business to have two operating HQ locations.

Q:	What happens to Topeka HQ employment levels after five years?

A:	There are no plans to do anything differently. But five years is a long time and it wouldn’t be smart to make promises today about things that none can foresee so far into the future.

Q:	What do you mean by “no layoffs because of the merger?”

A:	Just what it says. We will not create the merged company organization by involuntarily severing any employees. If employees are holding up their end of the bargain, and they want a job in the combined company, they will be offered a job and have a place in the organization at close.

Q:	What happens after the merger?

A:	Just as today, we will plan and operate our business according to its needs. Today, we do not have a “no layoff” policy, except as relates to the merger. You should not expect one indefinitely into the future, either, as none of us can know the future and what it holds.

Q:	I was offered a position in the combined company as a result of the integration planning? Will I still have that position?

A:	It depends. In many cases, yes, but not in every case. We must address some of these circumstances on a case-by-case basis. For example, with the delay and uncertainty, both companies have had to fill some vacancies that earlier were open, in contemplation of the original transaction. In some cases, that means some jobs are no longer open and available.

Q:	Will I be offered the same job, as earlier planned?

A:	Again, for most employees, yes. On a case-by-case basis, that may change.

Q:	Will I have the same supervisor, as earlier planned?

A:	For most employees, yes. On a case-by-case basis, that may change.

Q:	There are a lot of questions about jobs and severances. When will we get answers?

A:	As it did with the first instance, it will take a few months. Getting this right is more important than coming to a quick decision.

Q:	If I earlier volunteered to sever, can I retract it? What if I didn’t want to sever before, but now I do?

A:	You will have an opportunity to change your previous decision. We recognize this new transaction may present a different circumstance and want people to have choices based on new information when it becomes available. Our transition team will be reviewing terms of this transaction and how that impacts any potential severance options. We’ll share that information as decisions are made in the coming months.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy Holding, Inc. (Monarch Energy) will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains Energy and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains Energy and Westar Energy believe that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains Energy and Westar Energy are engaged. This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy will file with the SEC in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.